SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 25, 2002 (July 23, 2002)

HUDSON'S GRILL INTERNATIONAL, INC.
(Exact name of Registrant as specified in its Charter)

Texas
(State or other jurisdiction of incorporation)

333-94797
(Commission or File Number)

75-2738727
(IRS Employer Identification Number)

16970 Dallas Parkway, Suite 402, Dallas, Texas 75248
(Address of Principal Executive Offices)

Issuer's telephone number, including area code:
(972) 931-9237

Item 5. Other Events.

Hudson's Grill International, Inc. (the "Company"), a Texas corporation based in Dallas, Texas, reports that on July 23, 2002, it received a signed franchise agreement from Acceleration, LLC, a Wisconsin limited liability company. The franchise agreement involves opening a new Hudson's Grill restaurant franchise to be located at 12 North Central Avenue, Marshfield, Wisconsin. This is the second franchise for Bill Hall and Al Klein, who are the principals behind the Wausau, Wisconsin, franchise. Acceleration, LLC, paid $15,000, which represents the remaining portion of its franchise fee. Previously, Acceleration paid $10,000 toward the franchise fee when it entered into a development agreement with the Company. A further reduction of $10,000 in fees was negotiated with the franchisee because the Company will be relieved of many of its obligations to help open the new restaurant, and thus, the Company will avoid many of the expenses usually incurred by it in helping to open a new franchisee's restaurant. Instead, Acceleration, LLC, will use employees from the Wausau Hudson's Grill to help open the new restaurant. The new restaurant is currently scheduled to open in September 2002.

Item 7. Exhibits.

1. Press Release dated July 25, 2002, regarding the signing of a franchise agreement with Acceleration, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 25, 2002

HUDSON'S GRILL INTERNATIONAL, INC.

s/s Robert W. Fischer
Robert W. Fischer, Director

f\sec\020724.o01

Hudson's Grill International, Inc.
16970 Dallas Parkway
Suite 402
Dallas, Texas 75248-1928

For Immediate Release
Contact: Robert Fischer
Telephone: 214-361-7301
e-mail: getinfo@hudsonsgrill.com

Hudson's Grill Announces a Franchise Agreement
With Acceleration, LLC

Thursday, July 25, 2002

Dallas, TX – Hudson's Grill International, Inc., based in Dallas, Texas, announced today that it had signed a franchise agreement with Acceleration, LLC, a Wisconsin limited liability company. Bill Hall and Al Klein are the principals behind Acceleration, which is currently scheduled to open a new Hudson's Grill restaurant this September, in a building located at 12 North Central Avenue, Marshfield, Wisconsin. Mr. Hall and Mr. Klein are also the principals behind a successful Hudson's Grill located in Wausau, Wisconsin. Hudson's Grill International anticipates that this new franchise will be successful, too, because of Mr. Hall's and Mr. Klein's experience with the Wausau Hudson's Grill restaurant and because of their substantial experience in the restaurant industry.

As part of the signing of the franchise agreement, Hudson's Grill International received a net amount of $15,000, representing the remaining franchise fees owed by Acceleration.

Hudson's Grill International is a public company; the company's class A common shares are currently being quoted and traded over the counter on the bulletin board under the NASD symbol HGIIA.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995.

"This press release may contain forward looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statement are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including those identified in the Company's filings with the SEC."